Filed by Interchange Financial Services Corporation
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        And deemed filed pursuant to Rule 14a-12
                                          of the Securities Exchange Act of 1934

                                            Subject Company: Bridge View Bancorp
                                                   Commission File No. 001-12165


On  November  27,  2002,  the  President  & CEO and  Chairman  of the  Board  of
Interchange Financial Services Corporation sent the following letter to shareholders of Interchange Financial Services Corporation regarding the acquisition of Bridge View Bancorp.


Dear Shareholder:

We are happy to announce that Interchange Financial Services Corporation has entered into a definitive agreement to acquire Bridge View Bancorp whose principal subsidiary is Bridge View Bank of Englewood Cliffs, New Jersey, a traditional commercial bank with 11 offices in Bergen County, New Jersey. This acquisiton brings together, for a total of 29 branches, two high performing banks which we believe will result in a stronger competitive platform that can deliver better products and services than the larger banks and provide opportunities of expansion into adjacent counties.

Upon completion of the Bridge View acquisition, Interchange expects to have $1.3 billion in assets and a deposit market share position within Bergen County of 6th as compared to the current 12th position.

The transaction has been approved by the Board of Directors of both companies and is expected to be completed by April 2003. The transaction is conditioned upon receiving necessary bank regulatory approvals, the approval of shareholders from both companies and other customary conditions. Interchange shareholders will be asked to approve the issuance of additional Interchange shares to be issued to Bridge View shareholders in the merger. Interchange Financial Services will file a registration statement with the Securities and Exchange Commission, which will contain the joint proxy statement of Interchange Financial Services and Bridge View Bancorp and the prospectus of Interchange Financial Services. Shareholders are urged to read the documents when they become available as they will contain important information.

As for the terms of the agreement, the total consideration to be received by Bridge View shareholders is fixed at $33,528,472 million in cash and 2,949,719 Interchange shares. This represents consideration valued at approximately 60% in stock and 40% in cash. Based on the market price of $18.24 for Interchange common stock prior to the November 18, 2002 announcement, the transaction represents a total consideration of approximately $87.3 million. The total value at closing may rise or fall based on the average per share price of Interchange stock for a twenty-day period prior to closing. Each Bridge View shareholder may choose to receive cash, stock or a combination of cash and stock subject to proration if either cash or stock is oversubscribed.

We trust that you will be as enthusiastic as we are concerning this transaction which will enable us to become one of the predominant financial institutions in northern New Jersey.

This filing contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, (i) statements about the benefits of the merger between Interchange Financial Services Corporation and Bridge View Bancorp, including future financial and operating results, cost savings, enhanced revenues, and accretion to reported earnings that may be realized from the merger; (ii) statements with respect to Interchange's and Bridge View's plans, objectives, expectations and intentions and other statements that are not historical facts; and (iii) other statements identified by words such as "believes", "expects", "anticipates", "estimates", "intends", "plans", "targets", "projects" and similar expressions. These statements are based upon the current beliefs and expectations of Interchange's and Bridge View's management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements.

The following factors, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statements: (1) the risk that the businesses of Interchange and Bridge View will not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; (2) expected revenue synergies and cost savings from the merger may not be fully realized or realized within the expected time frame; (3) revenues following the merger may be lower than expected; (4) deposit attrition, operating costs, customer loss and business disruption following the merger, including, without limitation, difficulties in maintaining relationships with employees, may be greater than expected; (5) the ability to obtain governmental approvals of the merger on the proposed terms and schedule; (6) the failure of Interchange's and Bridge View's stockholders to approve the merger; (7) competitive pressures among depository and other financial institutions may increase significantly and have an effect on pricing, spending, third-party relationships and revenue; (8) the strength of the United States economy in general and the strength of the local economies in which the combined company will conduct operations may be different than expected resulting in, among other things, a deterioration in credit quality or a reduced demand for credit, including the resultant effect on the combined company's loan portfolio and allowance for loan losses; (9) changes in the U.S. and foreign legal and regulatory framework; and (10) adverse conditions in the stock market, the public debt market and other capital markets (including changes in interest rate conditions) and the impact of such conditions on the combined company's capital markets and asset management activities. Additional factors that could cause Interchange's and Bridge View's results to differ materially from those described in the forward-looking statements can be found in Interchange's and Bridge View's reports (such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K) filed with the Securities and Exchange Commission and available at the SEC's Internet site (http://www.sec.gov). All subsequent written and oral forward-looking statements concerning the proposed transaction or other matters attributable to Interchange or Bridge View or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. Interchange and Bridge View do not undertake any obligation to update any forward-looking statement to reflect circumstances or events that occur after the date the forward-looking statements are made.

The proposed transaction will be submitted to Interchange's and Bridge View's stockholders for their consideration, and Interchange and Bridge View will file a registration statement, a joint proxy statement/prospectus and other relevant documents concerning the proposed transaction with the SEC. Stockholders are urged to read the registration statement and the joint proxy statement/prospectus regarding the proposed transaction when it becomes available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information. You will be able to obtain a free copy of the joint proxy statement/prospectus as well as other filings containing information about Interchange and Bridge View, as the SEC's Internet site (http://www.sec.gov). Copies of the joint proxy statement/prospectus and the SEC fillings that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to Interchange Financial Services Corporation, Corporate Secretary, Park 80 West, Plaza Two, Saddle Brook, New Jersey 097663 (201-703-2265), or to Bridge View Bancorp, Corporate Secretary, 457 Sylvan Avenue, Englewood Cliffs, New Jersey 07632 (201-871-7800).

Interchange and Bridge View, and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Interchange and Bridge View in connections with the merger. Information about the directors and executive officers of Interchange and their ownership of Interchange common stock is set forth in the proxy statement, dated March 28, 2002, for Interchange's 2002 annual meeting of stockholders, as filed with the SEC on a Schedule 14A. Information about the directors and executive officers of Bridge View and their ownership of Bridge View common stock is set forth in the proxy statement, dated April 18, 2002, for Bridge View's 2002 annual meeting of stockholders, as filed with the SEC on a Schedule 14A. Additional information regarding the interests of those participants may be obtained by reading the joint proxy statement/prospectus regarding the proposed transaction when it becomes available.